State of Delaware
Secretary of State
Division of Corporations
Delivered 04:13 PM 01/15/2021
FILED 04:13 PM 01/15/2021
SR 20210133133 - File Number 4374801

**CERTIFICATE OF AMENDMENT TO
CERTIFICATE OF DESIGNATION OF SERIES B SENIOR PREFERRED STOCK,
SETTING FORTH THE POWERS, PREFERENCES, RIGHTS, QUALIFICATIONS,
LIMITATIONS AND RESTRICTIONS OF SUCH SERIES OF PREFERRED STOCK
OF
Sugarmade, Inc.**
a Delaware corporation

Pursuant to Section 151 of the General Corporation Law of the State of Delaware, the undersigned Chief Executive Officer of Sugarmade, Inc. (the "Corporation"), a corporation organized and existing under the laws of the State of Delaware, does hereby file this Certificate of Amendment to Certificate of Designation of Series B Senior Preferred Stock, Setting Forth the Powers, Preferences, Rights, Qualifications, Limitations and Restrictions of Such Series of Preferred Stock (this "Certificate of Amendment") and DOES HEREBY CERTIFY that pursuant to the authority contained in the Corporation's Certificate of Incorporation, and pursuant to Section 151 of the General Corporation Law of the State of Delaware, as follows:

FIRST: The name of the Corporation is Sugarmade, Inc.

SECOND: The date of filing of the original Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware is June 20, 2007 (as amended to date, the "Certificate").

THIRD: The Certificate, as amended to date, authorizes the issuance by the Corporation of 10,000,000,000 shares of common stock, $0.001 par value per share (the "Common Stock") and 10,000,000 shares of preferred stock, par value $0.001 per share (the "Preferred Stock"), and, further, authorizes the Board of Directors of the Corporation, by resolution or resolutions, at any time and from time to time, to divide and establish any or all of the unissued shares of Preferred Stock not then allocated to any series into one or more series and, without limiting the generality of the foregoing, to fix and determine the designation of each such share, the number of shares which shall constitute such series and certain preferences, limitations and relative rights of the shares of each series so established.

FOURTH: The Corporation's Certificate of Designation of Series B Senior Preferred Stock, Setting Forth the Powers, Preferences, Rights, Qualifications, Limitations and Restrictions of Such Series of Preferred Stock was filed with the Secretary of State of the State of Delaware on October 8, 2019 (the "Certificate of Designations").

FIFTH: There are 1,541,500 shares of Series B Senior Preferred Stock issued and outstanding as of the date hereof.

SIXTH: This Certificate of Amendment was unanimously approved by the Board of Directors of the Corporation by a unanimous written consent of the Board of Directors of the Corporation dated January 12, 2021.

SEVENTH: This Certificate of Amendment was unanimously approved by the holders of the issued and outstanding shares of the Series B Senior Preferred Stock by a written consent of such stockholders dated January 12, 2021.

EIGHTH: Section 1 of the Certificate of Designations is hereby amended and restated in its entirety to provide as follows:

> Section 1. Designation and Number.
>
> The shares of such series shall be designated as the Series B Preferred Stock (the "Series B Preferred Stock"). The number of shares constituting the Series B Preferred Stock shall be Two Million, Nine Hundred and Ninety Nine Thousand, Nine Hundred and Ninety Nine (2,999,999).

NINTH: The remaining provisions of the Certificate of Designations not affected by the aforementioned amendments shall remain in full force and shall not be affected by this Certificate of Amendment.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be executed by its duly authorized officer this 12th day of January, 2021.

By: ______________________
Name: Jimmy Chan
Title: Chief Executive Officer